UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Energous Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29272C103

(CUSIP Number)

Malcolm Fairbairn

c/o Ascend Capital, LLC

4 Orinda Way Suite 200-C

Orinda, CA 94563

(415) 217-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Malcolm P. Fairbairn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,200,251

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,200,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,251

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Emily Fairbairn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 677,684

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 677,684

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 677,684

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Valley High Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 315,462

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 315,462

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,462

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Valley High Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 315,462

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 315,462

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,462

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Grant Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nina Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Legend Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Legend Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Partners Fund I, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No. 29272C103	13D

Item 1.  Security and Issuer.

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 19, 2016 (the “Schedule 13D”), with respect to shares of common stock (the “Shares”) of Energous Corporation, a Delaware corporation (the “Issuer”). Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 2.  Identity and Background.

Ascend Partners Fund I, Ltd. and Ascend Legend Fund, Ltd. are reporting that they are no longer deemed to have beneficial ownership of any shares.

Item 4.  Purpose of Transaction.

On August 9, 2016, Ascend Legend Master Fund, Ltd. and certain other Reporting Persons (the “Investors”) entered into a Securities Purchase Agreement, as amended on August 12, 2016 by Amendment No. 1 to Securities Purchase Agreement, with the Issuer (the “Purchase Agreement”) pursuant to which Ascend Legend Master Fund, Ltd. purchased 1,618,123 Shares at a price of $12.23 per Share and certain of the other Investors purchased certain warrants that are not currently reportable (the “Warrants”).(1) The purpose of the transaction was to acquire additional securities of the Issuer for investment purposes.

The Purchase Agreement also provides that, for a period of five years after the closing date (the “Voting Period”): (i) the Investors and their affiliates agree to vote all of their Shares in the manner recommended by the Issuer’s board of directors (the “Board”), subject to specified exceptions; and (ii) in elections of Board members, the Investors and their affiliates are obligated to vote their Shares in favor of individuals recommended by the Board for election.  During the Voting Period, the Investors and their affiliates may not acquire any additional voting securities of the Issuer other than the Shares that may be issued pursuant to the Warrants (the “Warrant Shares”) without consent of the Board.  In connection therewith, the Investors also agree: (i) to restrictions on their ability to seek to control the management and (ii) not  to sell, transfer or otherwise dispose of the Shares for a  period of six months after the closing of the transaction.  The Issuer agrees to file registration statements registering the Investors’ re-offer and resale of the Shares and the Warrant Shares under certain circumstances.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The aggregate number of common shares to which this Schedule 13D relates is 2,295,807, of which 13,889 are issuable upon the exercise of warrants.  Such Shares represent 10.33% of the Shares outstanding.  There were 22,213,689 issued and outstanding Shares as of November 3, 2017 as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2017.  The number of Shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the number of Shares issuable upon the exercise of warrants held by the Reporting Parties that are reported herein, as required by that Rule) is 22,227,578.

Emily Fairbairn beneficially owns 677,684 Shares (taking into account the number of Shares issuable upon the exercise of certain warrants held by Emily Fairbairn).  Such Shares represent 3.0% of the Shares outstanding.  Malcolm Fairbairn beneficially owns 2,200,251 Shares.  Such Shares represent 9.9% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are spouses.

The Grant Fairbairn Irrevocable Trust September 30, 2011 beneficially owns and has shared voting and dispositive power of 133,333 Shares. Such Shares represent 0.6% of the Shares outstanding.  Malcolm Fairbairn and Emily

(1)  The Warrants were amended on October 6, 2017 to add a provision limiting their exercisability as a result of which they not reportable herein.

Fairbairn are co-trustees of the Grant Fairbairn Irrevocable Trust September 30, 2011, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 133,333 Shares held by Grant Fairbairn Irrevocable Trust September 30, 2011.  Malcolm Fairbairn and Emily Fairbairn are indirect beneficial owners of these Shares.

The Nina Fairbairn Irrevocable Trust September 30, 2011 beneficially owns and has shared voting and dispositive power of 133,333 Shares. Such Shares represent 0.6% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are co-trustees of the Nina Fairbairn Irrevocable Trust September 30, 2011, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 133,333 Shares held by Nina Fairbairn Irrevocable Trust September 30, 2011.  Malcolm Fairbairn and Emily Fairbairn are indirect beneficial owners of these Shares.

Ascend Legend Master Fund, Ltd., Ascend Capital Limited Partnership and Ascend Capital, LLC beneficially own and have shared voting and dispositive power of 1,618,123 Shares. Such Shares represent 7.3% of the Shares outstanding.  Ascend Capital Limited Partnership is the sole shareholder of Ascend Legend Master Fund, Ltd, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd. Ascend Capital, LLC is the general partner of Ascend Capital Limited Partnership, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.  Malcolm Fairbairn is the managing member of Ascend Capital, LLC, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.

Valley High Limited Partnership and Valley High Capital LLC beneficially own and have shared voting and dispositive power of 315,462 Shares. Such Shares represent 1.4% of the Shares outstanding. Valley High Limited Partnership is the direct beneficial owner of these Shares. Valley High Capital LLC is the general partner of Valley High Limited Partnership, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 315,462 Shares held directly by Valley High Limited Partnership. Malcolm Fairbairn and Emily Fairbairn are the managing members of Valley High Capital LLC, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 315,462 Shares held directly by Valley High Limited Partnership.

On August 9, 2016, pursuant to the Purchase Agreement, the Investors completed a transaction in which (i) the Issuer issued and sold 1,618,123 Shares at a price of $12.23 per Share and certain Warrants not currently reportable herein to the Investors and (ii) the Investors paid aggregate consideration of $19,789,644.29 to the Issuer for the Shares.

On December 1, 2017 Ascend Legend Fund, Ltd. redeemed all of its common shares outstanding by transferring to Ascend Partners Fund I, Ltd. all of the common shares of Ascend Legend Master Fund, Ltd., the direct holder of 1,618,123 Shares.  Also on December 1, 2017, Ascend Partners Fund I, Ltd. made an in-kind payment to Ascend Capital Limited Partnership of all of the common shares of Ascend Legend Master Fund, Ltd.  Prior to such transfer, Ascend Capital Limited Partnership reported herein that, pursuant to Rule 13d-3, it may have been deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 6, 2017 the Warrants held by Malcolm Fairbairn and Emily Fairbairn were amended to add a provision limiting their exercisability.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.3:	Warrant, dated October 6, 2017.

Exhibit 7.4:	Warrant, dated October 6, 2017.

Exhibit 99.2	Joint filing Agreement by and among the Reporting Persons dated December 27, 2017.

CUSIP No. 29272C103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MALCOLM P. FAIRBAIRN

/s/ Malcolm P. Fairbairn

EMILY FAIRBAIRN

/s/ Emily Fairbairn

VALLEY HIGH LIMITED PARTNERSHIP

By: Valley High Capital LLC

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member

VALLEY HIGH CAPITAL LLC

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member

GRANT FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Trustee

NINA FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Trustee

CUSIP No. 29272C103	13D

ASCEND LEGEND MASTER FUND, LTD.

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Director

ASCEND LEGEND FUND, LTD.

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Director

ASCEND PARTNERS FUND I, LTD.

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Director

ASCEND CAPITAL, LLC

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member

ASCEND CAPITAL LIMITED PARTNERSHIP

By: Ascend Capital, LLC, its general partner

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member